Bazile R. Lanneau, Jr.

423 Main St., Suite 8

Natchez, MS  39120

(601)445-4143

blanneau@bellsouth.net

April 17, 2006

VIA EDGAR Correspondence Submission

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, DC 20549

Re:         Britton & Koontz Capital Corporation
Amendment No. 1 to Preliminary Proxy Statement on

Schedule 14A by Bazile R. Lanneau, Jr., et al.
Filed on April 11, 2006
File No. 0-22606

Ladies & Gentlemen:

This letter is in response to your correspondence of April 14, 2006 commenting on our amended preliminary proxy statement filed April 11, 2006.  The Commission’s comments are presented in bold font and our response is in normal text.  There may be inadvertent errors in the presentation of the Commission’s comments due to the image to text conversation process, however time has not allowed exact proofing in that regard.  Please contact me for further clarification by phone at (601)445-4143 or (601)392-1343 cell and by email at blanneau@bellsouth.net.

Statement of Position

1.            We note your revisions in response to prior comment 5 and the supplemental support you have provided. Advise us as to what consideration you have given to providing additional background information regarding the historical results you have provided with respect to deposits over the last 5 years. Specifically, is it possible that the results you present could have been impacted by the loss and/or gain of branch offices, which appears to have occurred in each of the counties you present in Table 1? If so, please acknowledge this in the context of your discussion.

Response.  We have revised the Statement of Position to acknowledge the branch closures in Baton Rouge.  In Warren county there was an addition of one branch, not a closure.  In Adams County, the Shields Lane facility was primarily used to house the mortgage department and was not a significant factor in the bank’s ability to gather deposits.  When the $1 million expansion of the Fatherland/Tracetown branch was completed the Shields Lane office was closed and the mortgage department was relocated.

We would note that the Company, in its 2004 Annual Report, described the three closed locations as “non-strategic.”

2.            We note that you discuss the departure of Michael B. Ellard and Mike Mallone in the context of jeopardized morale at the Company. This would seem to imply that Messrs. Ellard and Mallone left for such reasons. Do you know why these persons left? If not, please revise to indicate this so as to remove this implication.

Response.  We have revised to indicate that we do not know the reason for Mr. Ellard’s departure.  Mr. Ellard did state to me, at the time of the Company’s voluntary severance offer in September/October 2005, that he was staying “in there for the duration.”  Mr. Ellard had previously, over several years, received offers from other financial institutions, but had chosen to remain with the Company.

Mr. Malone took the Company’s voluntary severance offer as we state.  As part of the departure package it is our understanding that employees were informed of the possibility of involuntary severance if employee expense was not adequately reduced by the staff reduction program.  One can logically infer that this might have a chilling effect within the organization.  According to a conversation with Mr. Malone, he left without having job offers from any other bank.

We do believe that the departure of key employees is affecting morale within the Company and has a destabilizing influence.

Proposals No. 1 & 2— Election of Directors

3.            We note your revisions in response to prior comment 12 and your indication that “to the extent that cumulative voting is not applicable the proxy holders will withhold votes for the Company’s Class III nominee.” Please clarify this statement to indicate that that you will withhold votes for the Company’s Class III nominee to the extent cumulative voting is not applicable to all three nominees or the two classes as a whole, otherwise your meaning is not clear. Please make a similar change in your discussion that appears under “Proxy Procedures.”

Response.  The proxy statement has been revised accordingly

Proposal No 4— Shareholder Proposal to Eliminate Supermajority Voting Provisions

4.            We note your indication that the “staff at TrueCourse” has indicated that the average for institutions such as B&K is in the mid 5’s. Did the staff indicate this outside of the report you provided? If so, please provide us with support for this statement.

Response.  Yes, TrueCourse staff provided the information orally at the same time the report was ordered.  The information below was obtained from http://www.sharkrepellent.net/pub/rs_20040806.shtml:

Deal Spotlight

US Banking Industry
August 6, 2004

We studied the companies in the consolidating US banking industry to observe how prepared they are to defend themselves from hostile and unsolicited takeover attempts. Although hostile deals are rare in the regulated banking industry, companies have adopted structural takeover defenses to deter opportunistic bids and to help negotiate higher merger premiums for their shareholders. Not surprisingly, we found significant variation. On average, however, banking companies are less vulnerable to raiders than are companies in the overall S&P 500.

Based upon our proprietary Bullet Proof Rating that measures the relative strength of structural defenses on a scale of 0 to 10 with 10 representing the strongest defenses, we found that the average bank has prepared itself with an array of takeover defenses. The average bank scored a Bullet Proof Rating of 5.66. This compares to the S&P 500 average of 5.53. A vast majority of banks, 77.8%, have a classified board vs. 54.3% for the S&P 500. Furthermore, 42.8% require a supermajority to approve mergers vs. 29.5% for the S&P 500.

© 2006 FactSet TrueCourse, Inc. All Rights Reserved.

By accessing or using the SharkRepellent.net web site, you agree to be bound by the complete version of the SharkRepellent.net User Agreement and the terms and conditions contained therein.
Please address questions or comments to sharkrepellentsupport@factset.com.
Client support number (800) 404-7470 or (212) 973-5702

Similar, and less favorable, information placing B&K in the bottom 5% of banks is available from Yahoo! Finance under “Profile” for BKBK at http://finance.yahoo.com/q/pr?s=BKBK:

“Britton & Koontz Capital Corp.'s Corporate Governance Quotient (CGQ®) as of 1-Apr-06 is better than 14.6% of CGQ Universe companies and 4.6% of Banks companies.  Brought to you by Institutional Shareholder Services.”

Proxy card

5.            We note that you have removed the ability for shareholders to indicate the amount by which they would like their vote cumulated, if different from the manner in which you intend to cumulate their votes. Please advise us as to why you believe this is appropriate.

Response.  Elimination of alternatives for shareholders to vote for Company nominees as well as restricting cumulation of shares (ie. forcing cumulation of all votes for Mr. Benoist) simplifies our request for support from shareholders.  We believe shareholders wishing to support the Company’s nominees will use the Company’s proxy.  Unless we cumulate all votes for Mr. Benoist we will probably fail in our attempt to have him elected.

The annual meeting is scheduled for April 25 and we will only have a few days to solicit votes for our position.  Depending on timing, we intend to deliver proxy materials primarily to direct owners of record located in the Natchez market and focus our contacts with those shareholders with larger numbers of shares.  We will not distribute materials through the ADP/broker network for shares held in street name.  We will provide materials on request to any shareholder and, of course, to all shareholders we solicit.

6.             We note your response to prior comment 23, however, your presentation of Proposal 2 is still unclear.  Consider whether it might be more appropriate to remove Proposal 2 from your proxy card altogether considering you do not intend to vote in favor of the Company’s Class III candidate if cumulative voting cannot be applied to all three candidates. Otherwise, including it on the proxy card without also including a means for shareholders to vote for or withhold a vote for the nominee is not consistent with Rule 1 4a-4(b)(2).

Response.  We have revised the proxy card to eliminate Proposal 2.

Letter to stockholders

7.            Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self- evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule l4A that has been annotated with support for each of the assertions made. For example, provide support for your statement that “[t]his defensive and unsubstantiated position of the Company [referring to stifling shareholder voices] is not acceptable.” Please also provide support for your belief  that that Company is engaged in “overt manipulation of cumulative voting guidelines to reduce [y]our chances of obtaining representation on the board of directors.’

Response.  We have deleted the reference to “defensive and unsubstantiated position” from the letter to stock holders and have eliminated the reference to “overt manipulation…”.  Additional revisions have been made, consistent with disclosures and arguments made in the proxy statement, indicating why we believe efforts have been taken to reduce our chances of obtaining representation.

8.            We note your indication that the Company’s materials “contain inaccurate and potentially libelous accusations.” This statement implicates Rule 14a-9 which covers false or misleading statements and, in particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations. Please disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable.

Response.  The reference to “inaccurate and potentially libelous accusations” has been deleted.

We hope these comments are responsive to the Commission’s request.

Sincerely yours,

/s/ Bazile R. Lanneau, Jr.

Bazile R. Lanneau, Jr.